SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipolito Yrigoyen 440, 3rd Floor, (1001)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No  ☒

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of summaries of the letter dated October 3, 2003 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores informing the calling of a General Ordinary and Extraordinary Shareholders’ Meeting.

By letter dated October 3, 2003, the Company informed its board of directors decided to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 31, 2003 at 11.00 hours, at 476 Hipolito Irigoyen Street, Second floor, City of Buenos Aires. The agenda of said General Ordinary and Extraordinary Shareholders’ Meeting shall include, beside the issues related to ordinary meeting, the following issues:

1.	The distribution of dividends in cash for an amount of $1,500,000.
2.	Treatment of the Personal Assets Tax related to the shareholders.
3.	Analysis of the possible adhesion to the “Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Decree 677/2001.
4.	Analysis of the approval of the Auditing Committee’s regulations approved by the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/s/ SAÚL ZANG

Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: October 7, 2003